June 14, 2012

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Park Electrochemical Corp.
Form 10-K for the Fiscal Year Ended February 27, 2011
Filed on May 12, 2011
Forms 8-K filed on September 27, 2011, December 21, 2011 and May 1, 2012
File No. 001-04415

Dear Mr. Wilson:

We have reviewed the comments relating to the Form 8-K filed on May 1, 2012 presented in the letter signed by you and dated May 8, 2012 to Mr. Brian E. Shore, President and Chief Executive Officer of Park Electrochemical Corp. (hereinafter “Park” or the “Company”). The comments and Park’s responses to the comments are set forth below:

COMMENT:

1. Notwithstanding the first paragraph of your response to prior comment 8, we continue to believe that the non-GAAP operating statement format appearing on page 9 conveys undue prominence to a statement based on non-GAAP information and should be removed. Please exclude this presentation from future filings.

RESPONSE:

The Company believes that the presentation of its results of operations in the “Detailed operating information before special items” section of its May 1, 2012 earnings news release is clearly labeled and provides clear information regarding the Company’s results of operations in a format that the Company’s shareholders can easily compare to earlier periods, so that they can most easily understand the comparative results of the Company for different reporting periods. The Company’s shareholders have told us that they find this presentation more meaningful than the GAAP presentation (which is presented on the previous page of the May 1, 2012 news release) since they can easily compare the Company’s operating results without the impact of special items.

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

The Company has consistently stated in its news releases which include non-GAAP financial measures that it believes that an evaluation of its ongoing operations would be difficult if the disclosure of its financial results were limited to GAAP financial measures, which include special items, such as the restructuring and closure charges and the income from the settlement of lawsuits disclosed in the May 1, 2012 earnings news release. Accordingly, in addition to disclosing its financial results determined in accordance with GAAP, the Company discloses non-GAAP operating results that exclude special items in order to assist its shareholders and other readers in assessing the Company’s operating performance, since the Company’s on-going, normal business operations do not include such special items. The detailed operating information presented in the Company’s earnings news releases reconciles the non-GAAP operating results before special items to earnings determined in accordance with GAAP. Such non-GAAP financial measures are provided to supplement the results provided in accordance with GAAP.

For many years, the Company has consistently disclosed non-GAAP operating results that exclude special items, whether such items have been charges, income, benefits, reserves, gains or losses, regardless whether such items have had a positive effect or a negative effect on the Company’s operating results, and the Company believes the May 1, 2012 earnings news release provides a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measures.

Of course, the Company also recognizes the importance of special items, and the full GAAP presentation (and the reconciliation) is given more prominence than the non-GAAP presentation, since it appears on an earlier page. In future news releases and filings, we would also distinguish the two presentations by clearly labeling the non-GAAP presentation as “Not in Accordance with GAAP”.

The Company believes its presentation is consistent with Rule 100(a) of Regulation G and with Item 10(e) of Regulation S-K, and is not misleading in any way. The Company recognizes that its presentation is not consistent with Question 102.10 of the Q & A for Non-GAAP Financial Measures. However, we suggest that alternate presentations of the same information, in a manner which would be consistent with Question 102.10, would be more confusing to shareholders. For example, if the Company were to present a separate reconciliation of each item in the table, it would require many more lines of information and would not be user-friendly.

If you do not agree with the Company’s ability to continue to report consistent with the Company’s May 1, 2012 news release, the Company respectfully requests that this matter be presented to the Division of Corporation Finance Office of Chief Accountant, and that the Company have the opportunity to discuss it with such Office as suggested to us by Tamara Tangen, Staff Accountant, on June 7, 2012.

General:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com

Please provide your response, or direct any further responses to the staff’s comments, to Stephen M. Banker, Park’s Vice President and General Counsel, or P. Matthew Farabaugh, Park’s Vice President and Chief Financial Officer, at 631-465-3600 or send either via facsimile to 631-465-3100.

Very truly yours,

/s/ Stephen M. Banker

Stephen M. Banker

Vice President and General Counsel

jc

48 South Service Road, Suite 300, Melville, NY 11747 / Phone +1.631.465.3600 / Fax +1.631.465.3100 / www.parkelectro.com